SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2012

List of Exhibits:

1. News Release entitled, “CNH Announces Key Appointment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 1, 2012

FOR IMMEDIATE RELEASE
For more information contact:

CNH Corporate Communications	+1 (630) 887-3823

CNH Announces Key Appointment

BURR RIDGE, IL — (March 1, 2012) — CNH Global N.V. (NYSE: CNH), a global leader in the agricultural and construction equipment businesses, today announced that CNH International General Manager, Mario Gasparri, will become President of CNH Construction Equipment, effective April 1, 2012. He replaces James McCullough, who will retire at the end of this month. Mr. Gasparri and Mr. McCullough will begin their transition immediately.

Franco Fusignani, CEO of CNH International SA, will assume the general management of the business activities previously handled by Mr. Gasparri. Mr. Fusignani will continue in his capacity as President and CEO of New Holland Agricultural Equipment.

Mr. Gasparri served as General Manager of CNH International since September 2010 with responsibility for CNH’s agricultural and construction brands in Africa, the Middle East, CIS, Asia, Australia and New Zealand, with a special focus on China, Turkey, India and Japan. He has held a variety of roles in several Fiat companies for the past 24 years, including the positions of Managing Director of New Holland India and the Asia Pacific markets and Vice President of Agricultural Equipment Commercial Operations, CNH International.

CNH would like to thank James McCullough for his contributions to the company.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.